Points International Reports Preliminary First Quarter 2020
Results and Provides Business Update in Response to
COVID-19

- Full Q1 2020 Financial Results to be Issued on May 13, 2020 -

- Annual General Meeting to be Virtual Only; Postponed to May 22, 2020 -

TORONTO - April 6, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is providing a preliminary update on its first quarter 2020 results and 2020 outlook, as well as an update on its response to the COVID-19 pandemic.

Q1 2020 Financial Highlights (vs. Q1 2019)

● Gross profit1 expected to range between $13.6 million and $14.2 million.

● Adjusted EBITDA2 expected to range between $3.2 million and $3.9 million

● At March 31, 2020, total funds available stood at approximately $107 million, including a $40 million credit facility drawdown.

Q1 2020 Line of Business Highlights

● Loyalty Currency Retailing - On March 24, launched a full suite of services for Air Canada's Aeroplan program with the intention of further enhancements over the course of 2020.

● Points Travel - On March 5th, launched a multi-year Partnership with Quidco, the U.K.'s largest cash back rewards program. Members booking hotels on our white label site found at hotels.quidco.com can earn up to 15% cash back and select from more than 350,000 properties worldwide. This marks our first move into the global cashback segment and opens Points Travel to additional opportunities for further growth.

● Platform Partnerships - On March 26, launched the second Exchange service in the Middle East with Aimia/HSBC's MyRewards now being transferable into both Emirates and Etihad frequent flyer miles.

Management Commentary

"Given the dramatic global impact from COVID-19, we felt it was important to provide a comprehensive early update on our business and outline the actions we are taking to respond to the COVID-19 pandemic", said Rob MacLean, CEO of Points International.

Employee/Operations:

● Our top priority has been the safety and well-being of our employees across the globe, while ensuring business continuity for our partners.

● In early March, we proactively mandated all of our teams to work from home, well ahead of broader public policies, and we have seamlessly migrated to this model with minimal impact on operations.

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1 Gross profit is defined as total revenues less the direct cost of principal revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Business Performance:

● We started the year with great momentum from our record fourth quarter last year. In January, February and early March, we experienced strong transaction dynamics and continued to build our new business delivery pipeline.

● Beginning in mid-March, we began to see a significant decline in transaction volumes and expect that to continue in parallel with COVID-19 travel and hospitality disruption.

● We are working aggressively to mitigate the transaction volume degradation by actively coordinating as much relevant, targeted promotional activity as possible with our loyalty program partners.

● Our new business pipeline remains strong and our delivery resources are presently operating at capacity.

● We believe that our loyalty program partners are actively managing the balance between the near term situation and establishing as much capacity to accelerate growth when the environment improves.

Liquidity/Balance Sheet

● Based on our present understanding of the COVID-19 pandemic and the current projections for the pandemic put out by the World Health Organization and relevant governments, we believe that Points is well-capitalized to weather the storm ahead.

● Total funds available at March 31 was approximately $107 million, including a proactive $40 million draw down on our credit facility.

● We have temporarily suspended share buybacks under our currently outstanding NCIB.

● We have taken aggressive expense mitigation steps to date and will continue to limit or cease all discretionary spending as we manage through the impacts of the pandemic.

● We are aggressively pursuing any and all applicable government assistance programs that may be available to us.

Outlook and Long-Term Goals

● On March 4th, 2020, when we issued 2020 guidance, we had not seen any material performance impact to the existing business from the COVID-19 virus outbreak. Accordingly, we indicated at that time that no impact from the outbreak was included in our in-year outlook. Now however, given the COVID-19 pandemic's direct negative impact on the travel and hospitality industries and the presently unknown duration of these headwinds, we believe it is prudent to suspend our previously issued full year 2020 outlook.

● We are evaluating this new economic environment's impact on our longer-term goals of exiting 2022 with gross profit in the high-$90 million range and adjusted EBITDA in the mid-$40 million range. While they remain our clear goals, the delayed timing of achieving them is dependent not only upon the continued execution of our growth strategies but now also on the broader global recovery from the COVID -19 pandemic.

"Between our management team and board of directors, we have decades of experience navigating difficult market conditions, and in Points' 20-year history, we have gone through challenging times before and have emerged even stronger. I want to thank our employees, shareholders and partners for their dedication and support through these trying times, and I wish everyone health and safety during the road ahead."

Points will report its full first quarter 2020 results and provide further operational updates on May 13, 2020.

Update on Annual General Meeting

In light of the COVID-19 pandemic and to mitigate against its risks, the Annual General Meeting (the "Meeting") of the Company originally scheduled to be held on May 13, 2020 has been postponed to May 22, 2020 at 2:00 p.m. (Toronto time) and will be held in a virtual-only meeting format. Shareholders will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted in response to the COVID-19 situation to enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

An amended Notice of Meeting has been posted under our profile at www.sedar.com and www.sec.gov/edgar and our management information circular (the "Circular") in respect of the Meeting will be posted at www.sedar.com and www.sec.gov/edgar and mailed to shareholders later in April.

The Meeting will be accessible on the Meeting date by logging in online at https://web.lumiagm.com/177840361. The details respecting participation in the Meeting will be set out in detail in the Circular and a brief summary respecting shareholder participation is set out below.

Registered shareholders are entitled to participate at the Meeting if they held their common shares as of the close of business on March 30, 2020, the record date. Registered shareholders who wish to appoint a third-party proxyholder other than the named Points proxy nominees can do so by printing the proxyholder's name in the space provided in the form of proxy. Non-registered (beneficial) shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution.

Registered shareholders and duly appointed proxyholders (including beneficial shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, in real time, provided that they are connected to the internet. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in and listen but will not be able to communicate or vote. In all cases, shareholders must follow the instructions set out in their applicable proxy or voting information form, the Notice of Meeting and the Circular.

About Points International Ltd.

Points, (TSX: PTS) (NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit www.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our expected performance in the first quarter of 2020, statements relating to plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to efforts to mitigate degradation in transaction volumes, our liquidity and capitalization, the impact of our annual revenue guarantees, our cost mitigation efforts, our ability to make additional drawdowns under our credit facility, and our ability to deliver on our long-term goals), our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, and our growth strategies. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; and (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com